NEWS RELEASE

SUN LIFE FINANCIAL REPORTS SECOND QUARTER

NET INCOME OF $366 MILLION,

OPERATING EARNINGS UP 25 PER CENT FROM 2002

QUARTERLY HIGHLIGHTS:

•	Record earnings per share (EPS) of 60 cents for the quarter, up 7 per cent from 56 cents in first quarter.

•	Shareholders’ Net Income of $366 million, up 7 per cent from $343 million in first quarter with ROE up 100 basis points.

•	Canadian operations post strong performance with Clarica integration on track and accretion of $.08 per share in the second quarter.

•	MFS earnings rebound, up 50 per cent from first quarter.

•	7 million shares repurchased during the quarter, 11 million repurchased year-to-date.

(TORONTO, July 29, 2003) – Sun Life Financial Inc. (Sun Life Financial, NYSE/TSX: “SLF”) today reported shareholders’ net income for the second quarter of 2003 of $366 million, or 60 cents per share, up from $343 million or 56 cents a share in the first quarter of this year. Earnings per share were up seven per cent from the previous quarter, with improvements in equity market levels and strong earnings from the Canadian operations offsetting the impact of weaker foreign currencies relative to the Canadian dollar and continued low interest rates in the U.S. The strengthening of the Canadian dollar relative to foreign currencies had an adverse impact of two cents per share, compared to the first quarter of 2003.

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Year to Date

	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Shareholders’ Net Income ($mm)	366	343	310	361	71	709	327
Operating Earnings ($mm)	366	343	361	350	293	709	549
Revenues ($mm)	5,579	5,758	6,028	5,803	5,832	11,337	11,270

Earnings Per Share ($)	0.60	0.56	0.50	0.58	0.14	1.16	0.70
Operating Earnings Per Share ($)	0.60	0.56	0.58	0.57	0.59	2.32	2.06

Return on Equity (%)	10.3	9.3	8.4	10.1	2.8	9.6	7.4

Average Shares Outstanding (mm)	610.3	616.8	618.4	618.2	499.2	613.5	465.7
S&P 500 Index (daily average)	938	861	886	895	1,070	900	1,099

“Excellent earnings in the Canadian operations, rising equity markets and a rebound in earnings at MFS contributed to the Company’s strong results this quarter,” said Donald A. Stewart, Chief Executive Officer. “In Canada, the continued success of our integration efforts was reflected in

Sun Life Financial/Second Quarter Earnings	Page 2

stronger results across all of our major business lines. The impact of improved equity markets can be seen in the results for MFS, where earnings increased by 50 per cent from the first quarter.”

“The U.S. annuities industry continues to be challenging, due to the persistently low interest rate environment and volatile equity markets,” said Mr. Stewart. “However, in the second quarter management took action by introducing new fixed annuity products and lowering minimum interest rate guarantees. We expect the benefits of these actions to mitigate the impact of spread compression by the end of the year.”

FINANCIAL REVIEW

Earnings and Profitability

Shareholder earnings for the second quarter of 2003 were $366 million, up $295 million from the second quarter of 2002. Excluding $222 million of special items, primarily related to the $217 million of one-time restructuring charges taken in the second quarter of 2002, earnings rose $73 million, primarily due to an additional two months of earnings from the Clarica Life Insurance Company (Clarica) business acquired in May 2002. Total earnings of $369 million, which include shareholder and policyholder earnings, increased $297 million as compared to the $72 million earned in the second quarter of 2002. Operating earnings is a non-GAAP measure and has no standardized definition under GAAP. Operating earnings are presented to facilitate the comparison of quarterly and year-to-date earnings and may no be comparable to similar measures presented by other issuers.

On a year-to-date basis, shareholder earnings were $709 million, up $382 million compared to the first six months of 2002. Shareholders’ net income for the first six months of 2002 was impacted by $222 million of special items, primarily related to a $217 million restructuring charge related to the acquisition of Clarica. Absent these special items, earnings increased $160 million for the first six months of 2003 compared to 2002 primarily due to five additional months of Clarica earnings, partially offset by the impact of the declining foreign currencies against the Canadian dollar, lower equity market levels for the first half of 2003 compared to 2002 and the low interest rate environment in the U.S. Total earnings of $711 million, which include shareholder and policyholder earnings, increased $385 million compared to the results for the first half of the year in 2002.

Shareholder net income increased seven per cent or $23 million from the first quarter of 2003. This increase was primarily due to the improvement in equity market levels in the quarter and a strong performance in the Canadian operations, which more than offset the declines caused by the weaker foreign currencies. The impact of rising equity markets is evidenced by the rise in the S&P 500 Index daily average to 938 for the second quarter of 2003. This represented a rise of 8.9 per cent from the 861 average in the first quarter of 2003. Earnings at MFS Investment Management (MFS) increased by 50 per cent in the second quarter over the first quarter of 2003 as the result of the higher equity markets. In the U.S. operations, earnings were up 17 per cent over the first quarter of 2003, despite a weaker U.S. dollar, with increases in all major lines of business. The U.S. Annuities division results benefited from the improved equity markets performance, the actions taken to mitigate the impact of the persistently low interest rates and spread compression and lower bond provisions.

Return on equity (ROE) for the second quarter of 2003 declined relative to the ROE in the second quarter of 2002 excluding special items, reflecting the increase in average equity related to the goodwill and intangibles arising from the acquisition of Clarica. ROE for the second quarter of 2003 was 10.3 per cent, compared to 9.3 per cent in the first quarter of 2003 and 2.8 per cent in the second quarter of 2002. ROE in the second quarter of 2002, after excluding special items, was 11.7 per cent.

Sun Life Financial/Second Quarter Earnings	Page 3

“In the second quarter of 2003 the Company continued its share buyback program, and had repurchased year-to-date approximately 11 million common shares by the end of June,” said Paul Derksen, Executive Vice-President and Chief Financial Officer. “This, along with stronger earnings performance, helped to increase ROE by 100 basis points over the ROE reported in the first quarter of 2003.”

“Earnings in both the U.S. and the U.K. were impacted this quarter by a weakening in foreign currencies relative to the Canadian dollar,” said Mr. Derksen. “The impact of the strengthening of the Canadian dollar on earnings this quarter was a reduction of $13 million or two cents per share compared to first quarter 2003 average currency rates.”

Premiums, Deposits and Fund Sales

	Premiums, Deposits and Fund Sales
	Quarterly Results					Year to Date

($mm)	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Annuities	1,288	1,549	1,456	1,629	2,229	2,837	4,317
Life Insurance	1,581	1,523	1,781	1,490	1,180	3,104	2,132
Health Insurance	566	592	616	577	466	1,158	877

Total Premium Revenue	3,435	3,664	3,853	3,696	3,875	7,099	7,326

Segregated Fund Deposits	1,424	1,271	2,329	1,314	1,478	2,695	2,999
Mutual Funds — Gross Sales	7,527	7,650	7,084	6,943	8,040	15,177	17,641
Managed Funds — Gross Sales	7,045	5,685	8,278	5,635	7,726	12,730	15,770

Premiums, Deposits & Fund Sales	19,431	18,270	21,544	17,588	21,119	37,701	43,736

Combined growth for segregated and managed fund deposits of $1.5 billion led to an overall increase of $1.2 billion in total premiums, deposits and fund sales between the first and second quarter of 2003. Higher life insurance premiums, mostly in Sun Life Financial U.S. operations, were somewhat offset by reduced fixed annuity deposits. The strengthening of the Canadian dollar against foreign currencies decreased the reported amounts by $1.3 billion compared to the first quarter levels.

Second quarter 2003 premiums, deposits and fund sales were down by $1.7 billion when compared to the second quarter of 2002, primarily due to currency fluctuations which reduced the total amounts by $1.7 billion. Growth in premiums in Sun Life Financial Canada mainly arising from the acquisition of Clarica and higher Sun Life Financial U.S. life premiums were offset by lower annuity premiums mainly due to the cessation of European Medium Term Note (EMTN) sales and lower fixed annuity sales in the U.S. operations. Mutual and managed fund sales in the second quarter of 2003 were down $1.2 billion compared to the second quarter of 2002 due to the effect of currency fluctuations, which reduced second quarter 2003 amounts by $1.5 billion.

Year-to-date 2003 total premiums, deposits and fund sales were lower than in 2002 by $6.0 billion with currency fluctuations accounting for $2.5 billion of the reduction. Higher premiums as a result of the Clarica acquisition were offset by lower sales of EMTNs and fixed annuities in the U.S. operations. Mutual and managed fund sales were lower by $2.1 billion due to currency fluctuations and $5.5 billion overall mainly as a result of the volatile equity markets.

Sun Life Financial/Second Quarter Earnings	Page 4

PERFORMANCE BY OPERATING UNIT

Sun Life Financial Canada

	Quarterly Results					Year to Date

	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Revenues ($mm)	2,112	2,150	2,199	2,059	1,323	4,262	2,305
Net Income ($mm)	218	184	185	173	94	402	155
ROE (%)	12.7	10.7	10.8	9.9	12.1	11.7	14.4

In the second quarter of 2003, Sun Life Financial Canada earned $218 million, an increase of $124 million, or 132 per cent, over the $94 million earned in the second quarter of 2002. The increase in earnings was primarily due to the inclusion of three months of earnings from the Clarica operations, acquired at the end of May 2002, compared to one month in 2002. Improved Retail Life Insurance earnings and strong Group Benefits results also contributed significantly.

Year-to-date earnings for Sun Life Financial Canada were up $247 million from the same period the previous year. The improvement was mostly due to additional earnings as the result of the Clarica- acquisition in May 2002, strong Retail Life Insurance results and favourable mortality and morbidity in Group Benefits.

The integration of the Clarica operations continues to proceed on plan and will be substantially complete by the end of 2003. To date, over 75 per cent of the integration synergies have been achieved and the combination, which was eight cents accretive to earnings per share in the second quarter of 2003 and was 13 cents accretive year-to-date, is on track to exceed the targeted accretion of 20 cents for 2003.

	NET INCOME/(LOSS)
	Quarterly Results					Year to Date

($mm)	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Retail Life Insurance	68	49	57	49	23	117	34
Group Benefits	64	62	61	44	29	126	52
Reinsurance	17	15	7	18	7	32	7
Group Retirement Services	22	19	18	18	13	41	21
Retail & Other Wealth Management	38	41	38	27	21	79	32
Investment Portfolio & Other	9	(2)	4	17	1	7	9

Total	218	184	185	173	94	402	155

•	Retail Life Insurance reported earnings of $68 million for the current quarter, an increase of $45 million from the second quarter of 2002, and an increase of $19 million over the first quarter of 2003. Earnings were up from the prior year due to the addition of Clarica’s operations. Results in the second quarter of 2003 have also benefited from lower unit expenses resulting from synergies from the Clarica acquisition.

•	Group Benefits earned $64 million in the second quarter of 2003, an increase of $35 million from the second quarter of 2002, due to improved mortality and morbidity experience and the addition of Clarica’s operations. Earnings in the second quarter increased by $2 million compared to the first quarter, with improved mortality offset by weaker morbidity.

•	Reinsurance earned $17 million in the second quarter of 2003, up $10 million from the prior year due to the addition of Clarica’s operations.

Sun Life Financial/Second Quarter Earnings	Page 5

•	Group Retirement Services earned $22 million in the second quarter of 2003, an increase of $9 million over the second quarter of 2002 due to the addition of Clarica’s operations. Results in the second quarter of 2003 improved from the first quarter due to lower expenses and improved equity markets.

•	Retail & Other Wealth Management earned $38 million in the second quarter of 2003, compared to $21 million in the second quarter of 2002, an increase of $17 million. This increase resulted from the addition of Clarica’s operations and stronger returns from market based fund business, including the 34 per cent equity ownership of CI Fund Management Inc. (CI). Second quarter 2003 earnings from CI were partially offset by an $8 million after tax charge resulting from CI’s change in accounting policy for stock-based compensation.

Sun Life Financial/Second Quarter Earnings	Page 6

Sun Life Financial U.S.

	Quarterly Results					Year to Date

	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Revenues ($mm)	2,627	2,620	2,757	2,559	3,247	5,247	6,561
Net Income ($mm)	63	54	100	101	75	117	173
ROE (%)	6.0	4.8	7.3	7.4	6.1	5.4	7.2

Earnings decreased $12 million or 16 per cent compared to the second quarter of 2002 and $56 million on a year-to-date basis, primarily due to: (i) relatively weaker equity markets in 2003 compared to 2002; (ii) spread compression in fixed annuities; and (iii) declines in the currency exchange rate; which were partially offset by (iv) lower bond provisions in 2003 than in 2002.

Sun Life Financial U.S. earnings increased $9 million or 17 per cent compared to the first quarter of 2003, due to improving equity markets and lower bond provisions. Improvement in earnings from the underlying operations in Sun Life Financial U.S. were offset by the impact of currency exchange rates, which reduced earnings by $5 million.

	NET INCOME/(LOSS)
	Quarterly Results					Year to Date

($mm)	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Annuities	29	25	57	69	80	54	143
Individual Life	28	24	32	31	23	52	55
Group Life & Health	12	9	18	7	12	21	24
Investment Portfolio & Other	(6)	(4)	(7)	(15)	(43)	(10)	(52)
Clarica U.S	—	—	—	9	3	—	3

Total	63	54	100	101	75	117	173

•	The Annuities division reported an earnings increase of $4 million or 16 per cent compared to the first quarter of 2003. Earnings decreased $51 million or 64 per cent compared to the second quarter of 2002 due to spread compression and relatively weaker equity markets. Earnings in the second quarter of 2002 had also benefited from improved asset-liability matching.

•	Individual Life earnings increased $4 million or 17 per cent compared to the first quarter of 2003 and increased $5 million or 22 per cent over the second quarter of 2002 primarily driven by continued growth in the Universal Life product line.

•	Group Life & Health earnings increased $3 million or 33 per cent over the first quarter of 2003 and were flat compared to earnings in the second quarter of 2002. The primary reason for the improved profitability compared to the first quarter of 2003 is lower disability claims and continued premium revenue growth.

•	Investment Portfolio & Other losses increased $2 million from the first quarter of 2003 and improved by $37 million from the second quarter of 2002. The increase in the loss compared to first quarter of 2003 is primarily due to restructuring costs related to expense management initiatives. The favourable comparison to the second quarter of 2002 is primarily due to lower bond provisions.

Sun Life Financial/Second Quarter Earnings	Page 7

MFS Investment Management

	Quarterly Results					Year to Date

	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Revenues ($mm)	411	408	441	457	538	819	1,081
Net Income ($mm)	42	28	30	39	58	70	105
ROE (%)	72.3	40.1	36.0	43.0	59.4	54.7	51.6
Average Net Assets (C$B)	170	169	176	176	204	170	210

MFS Investment Management contributed $42 million to Sun Life Financial’s net income in the second quarter of 2003, a decline of $16 million, or 28 per cent, relative to the $58 million contributed in the second quarter of 2002. Though equity markets rallied during the current quarter with the S&P 500 Index daily average up 8.9 per cent, the average index level was still down 12.3 per cent compared to the second quarter of 2002. Average net assets under management (ANA) were $170 billion in the second quarter of 2003, a decline of $34 billion, or 17 per cent relative to the second quarter of 2002. The strengthening of the Canadian dollar against the U.S. currency reduced the reported ANA by approximately 10 per cent.

Year-to-date earnings were $35 million lower due to lower equity markets in the first half of 2003 compared to the same period in 2002 and the strengthening of the Canadian dollar against the U.S. currency, which reduced 2003 earnings $6 million compared to earnings at 2002 rates.

The earnings trend was positive compared to first quarter of 2003. MFS’ contribution to Sun Life Financial’s net income increased by $14 million, or 50 per cent compared to the first quarter of 2003 contribution of $28 million. On a U.S. dollar basis, the MFS’ earnings increase over the first quarter was 61 per cent. Growth in average net assets and total revenues combined with continued diligence on operating expense savings to produce a significant earnings gain, despite further erosion from the strengthening Canadian dollar.

	Quarterly Results					Year to Date

	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Assets Under Management (C$B)	171	166	179	171	187	171	187
Net New Sales (C$B)	4.1	2.0	1.4	(2.6)	1.7	6.1	6.3
Market/Currency Movement (C$B)	1.1	(14.8)	7.0	(13.5)	(35.8)	(13.7)	(39.0)

•	Assets Under Management ended the second quarter of 2003 at $171 billion (US$128 billion) for an increase of $5 billion during the quarter. Strong net new sales and positive market movement more than offset a decline of 10 per cent due to currency movement.

•	MFS generated strong net sales of $4.1 billion (US$3.0 billion) for the second quarter. Positive net flows from retail mutual funds, institutional products, managed accounts and offshore products offset continued weakness in the variable annuity markets.

•	Based on Lipper data, 71 per cent of MFS’ equity funds and 87 per cent of its fixed income funds were in the top two quartiles for three-year performance through June 30, 2003.

•	MFS was ranked #10 among U.S. retail mutual fund companies with US$70 billion in long-term mutual fund assets under management as of June 30, 2003.

Sun Life Financial/Second Quarter Earnings	Page 8

Sun Life Financial Asia

	Quarterly Results					Year to Date

	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Revenues ($mm)	140	145	192	161	185	285	308
Philippine Operations	11	8	11	12	9	19	18
Other Asian Operations	(5)	(1)	1	(6)	(5)	(6)	(12)

Net Income/(Loss) ($mm)	6	7	12	6	4	13	6
ROE (%)	5.9	5.6	9.4	4.9	3.3	5.8	2.4

Second quarter 2003 Sun Life Financial Asia earnings were up $2 million from the second quarter of 2002. Year-to-date shareholder earnings were up $7 million primarily due to better operating results in Hong Kong and India wealth management operations.

Business conditions for Sun Life Financial Asia in the second quarter of 2003 were challenging. Volatile economic conditions not only affected investment income, but also drove down sales performance as volatility caused lower customer demand for equity-linked products. Sales were further affected by the SARS outbreak in April, but have started to show improvement in China and Hong Kong towards the end of the second quarter. In India, sales for the second quarter were up 42 per cent over sales in the second quarter of 2002.

Sun Life Financial/Second Quarter Earnings	Page 9

Sun Life Financial U.K.

	Quarterly Results					Year to Date

	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Net Income ($mm)	43	50	48	34	66	93	108
ROE (%)	18.3	19.5	20.4	14.8	32.7	19.1	26.6

Sun Life Financial U.K. second quarter 2003 earnings decreased by $23 million relative to second quarter 2002 earnings. The decrease in earnings was primarily due to (i) a $22 million release of tax contingencies to reflect a settlement of prior years’ outstanding tax issues with Inland Revenue in the U.K., included in the second quarter of 2002; (ii) the impact of reduced earnings in the Group Insurance business, primarily due to the sale of the business in the first quarter of 2003; offset by (iii) reduced expenses in the second quarter of 2003.

Earnings decreased by $7 million over the first quarter of 2003, mainly due to the positive impact of reinsurance treaties in the first quarter of 2003, partially offset by improved claims experience in the run-off Group Life business.

Sun Life Financial U.K. year-to-date 2003 earnings were $93 million, a decrease of $15 million from year-to-date earnings in 2002. The decrease in earnings was primarily attributable to a reduction in Group Insurance reflecting both very good claims experience in 2002 and the sale of the business in the first quarter of 2003.

Sun Life Financial/Second Quarter Earnings	Page 10

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other operating units and the earnings for the accident and health reinsurance line.

	Quarterly Results					Year to Date

	2Q’03	1Q’03	4Q’02	3Q’02	2Q’02	2003	2002

Net Income/(Loss) ($mm)	(6)	20	(65)	8	(226)	14	(220)

Corporate Capital reported a loss of $6 million in the second quarter of 2003 compared to a loss of $226 million in the comparable period a year earlier. The decreased loss of $220 million was primarily due to (i) a $217 million after tax restructuring charge related to the Clarica acquisition that was incurred in the second quarter of 2002; and (ii) increased investment income on capital transferred from operating business units; largely offset by (iii) higher shareholder-related costs due to the increased number of shareholders as the result of the Clarica acquisition.

Compared with the first quarter of 2003, second quarter Corporate Capital earnings decreased $26 million. The decrease was primarily due to the first quarter gain arising from the disposition of the U.K. Group Insurance business and the impact of a strengthening Canadian currency on U.S. dollar denominated investment income.

Year-to-date 2003 earnings have improved by $234 million over year-to-date 2002. This improvement was primarily due to the $217 million restructuring charge included in the year-to-date 2002 results, the gain arising from the disposition of the U.K. Group Insurance business, partially offset by the impact of a strengthening Canadian currency on U.S. dollar denominated investment income.

Sun Life Financial/Second Quarter Earnings	Page 11

ADDITIONAL FINANCIAL DISCLOSURE

Revenue

Total revenue in the second quarter was $5.6 billion, a decrease of $253 million, or 4.3 per cent, compared to the $5.8 billion recorded in the quarter ending June 30, 2002. The decline in revenues was partially due to the weaker foreign currencies relative to the Canadian dollar, which had the effect of reducing reported revenues by $348 million compared to 2002 rates. Revenues in Sun Life Financial Canada increased by $789 million primarily due to the acquisition of Clarica. The second quarter of 2002 results included only one month of revenues subsequent to the acquisition. The increase in Sun Life Financial Canada revenues was offset by lower revenues for U.S. annuities and reduced fee income in MFS due to market declines. The S&P daily average for the second quarter of 2003 was 938 compared to 1,070 for the second quarter of 2002.

Year-to-date revenues were $67 million higher than in 2002, with increases in Sun Life Financial Canada from the Clarica acquisition mostly offset by lower U.S. annuity revenues, decreased MFS fee income, lower Sun Life Financial U.K. revenues and declines due to currency fluctuations.

Second quarter 2003 annuity premiums were lower than the second quarter of 2002 by $941 million. U.S. fixed annuity premiums were $997 million lower, including a decline of $113 million due to the strengthening of the Canadian dollar against U.S. currency and a reduction of $550 million due to lower sales of EMTNs. The decline in U.S. fixed annuity premiums was partially offset by an increase in Sun Life Financial Canada due to the Clarica acquisition.

Life and health premiums of $2.1 billion were $501 million higher than the second quarter of 2002, mainly because of the Clarica acquisition and higher U.S. individual life insurance premiums.

Investment income was $324 million higher in the second quarter of 2003 compared to the second quarter of 2002, primarily due to the additional two months of Clarica investment income in 2003.

Fee income of $684 million in the second quarter of 2003 was $137 million lower than the second quarter of 2002 mainly due to declines in equity markets between those two periods and currency fluctuation, which reduced fee income in Sun Life Financial U.S. and MFS. Fee income in Sun Life Financial U.S. and MFS increased by $5 million during the second quarter compared to the first quarter of 2003 and was up $50 million excluding the negative impact of currency exchange rates, reflecting the improvement in equity markets.

Assets Under Management

At June 30, 2003, assets under management were $342.2 billion, an increase of $5.4 billion or 1.6 per cent relative to the $336.8 billion at March 31, 2003. The increase in assets under management during the quarter was primarily the result of (i) net sales of mutual, managed and segregated funds of $5.3 billion; (ii) other business growth; and (iii) market value increases of $22.1 billion, partially offset by unfavourable changes of $23.2 billion due to currency fluctuations. Assets under management exclude Sun Life Financial’s pro rata share of the $33.9 billion of assets managed by CI.

On a year-over-year basis, assets under management decreased by $26.5 billion or 7.2 per cent relative to the $368.7 billion at June 30, 2002. The year-over-year decrease was primarily the result of (i) unfavourable changes of $27.1 billion due to currency fluctuations; and (ii) the sale of Spectrum Investment Management Limited (Spectrum) and Clarica Diversico Ltd. (Diversico) to CI, and Clarica U.S., Inc. (Clarica U.S.) which had combined assets of $14.5 billion at June 30, 2002;

Sun Life Financial/Second Quarter Earnings	Page 12

partially offset by (iii) net sales of mutual, managed and segregated funds of $9.0 billion and business growth in general funds.

Changes in Balance Sheet and Shareholders’ Equity

Total general fund assets of $111.6 billion at June 30, 2003 were $4.2 billion lower than the March 31, 2003 balance of $115.8 billion. An increase in general fund assets due to business growth was more than offset by a decrease due to the strengthening of the Canadian dollar, which decreased June 30, 2003 assets by $5.4 billion compared to March 31, 2003 levels.

Total general fund assets at the end of the second quarter of 2003 were down $6.3 billion from the levels at the end of the second quarter of 2002 primarily due to the strengthening of the Canadian dollar, which reduced asset values by $6.3 billion. The reduction of $5.3 billion due to the sale of Clarica U.S. in December 2002 was offset by business growth in other areas.

The second quarter of 2002 reflected, for the first time, the acquisition of Clarica, which increased the total general fund assets by $37.4 billion. During the quarter, this amount was increased by a net of $14 million, reflecting the correction of errors identified in the purchase equation, as detailed in the financial statements.

Shareholders’ equity was $13.9 billion at June 30, 2003, a decrease of $593 million from March 31, 2003. Second quarter shareholders’ net income, before stock option costs of $8 million, contributed $374 million, which was partially offset by dividend payments of $103 million in the quarter. Purchase and cancellation of common shares reduced shareholders’ equity by $201 million. Shareholders’ equity decreased by $665 million primarily due to a stronger Canadian dollar.

Cash Flows

Net cash outflows for the second quarter of 2003 were $667 million compared to cash inflows of $2,594 million in the second quarter of 2002. Net cash provided by operating activities was lower by $250 million mainly due to lower U.S. fixed annuity premiums, partly offset by increased cash flows resulting from the Clarica acquisition. Net cash provided by financing activities in the second quarter of 2002 included $1 billion for issuance of subordinated debt and Sun Life ExchangEable Capital Securities – Series B (SLEECS). Second quarter 2003 included $201 million for share buybacks. Net cash provided by investing activities included $2.7 billion in net cash acquired as a result of the Clarica acquisition.

Year-to-date cash outflows in 2003 were $349 million compared to inflows of $2.6 billion in 2002. The decrease was mainly due to the $2.7 billion net cash acquired in 2002 as a result of the Clarica acquisition and the $1 billion of proceeds from the issuance of subordinated debt and SLEECS in 2002 less cash of $317 million used for share repurchases in 2003 and higher 2003 dividends of $87 million.

Share Repurchase Program

On February 12, 2003, Sun Life Financial Inc. announced that the Board of Directors had authorized the purchase of up to approximately 31 million common shares of the Company, representing approximately five per cent of its issued and outstanding common shares. This repurchase program covers the period from February 14, 2003 to January 5, 2004. As part of the share repurchase program, the Company purchased and cancelled 7 million of its common shares during the second quarter of 2003. As of June 30, 2003, the Company had 606.1 million common shares issued and outstanding.

Sun Life Financial/Second Quarter Earnings	Page 13

Risk Management

The Company, through its ongoing risk management procedures, reviews risk factors and reports to senior management on a monthly basis. The results of these monthly risk review meetings are also reported to the Board of Directors’ Risk Review Committee, which meets four times a year. The Company’s risk management procedures and risk factors are described in its annual Management’s Discussion and Analysis and Annual Information Form.

Outlook

Certain of the Company’s businesses – particularly its wealth management businesses – are exposed to fluctuations in equity markets and interest rate levels. The Company’s strategies to mitigate the impact of volatile market conditions have succeeded in maintaining stable financial results. The Company has undertaken measures, including changes in commissions paid, new product introductions, operating expense reductions and hedging activities, to partially mitigate the impact of current economic conditions. Further market fluctuations could, however, have an adverse impact on future earnings.

Certain portions of the Company’s earnings are denominated in foreign currencies. During the second quarter of 2003 the weakening of the foreign currencies relative to the Canadian dollar, compared to the previous quarter, reduced earnings by approximately $13 million and assets under management by $23.2 billion.

The Company holds $65.5 billion in bonds as part of its general fund assets, of which 96 per cent are investment grade. In the second quarter of 2003, the Company took pre-tax provisions of $38 million to reflect potential impairments in its invested assets. Given the high percentage of investment grade holdings and the provisions taken to date, the Company is well positioned overall; however, it is not immune from adverse credit events. The Company continues to monitor the adequacy of its provisions on an ongoing basis.

RECENT EVENTS

•	In the second quarter of 2003, the Company continued its share repurchase program, announced on February 12, 2003. As of July 25, 2003, the Company has repurchased approximately 14 million common shares.

•	On July 2, 2003, Sun Life Financial Services of Canada Inc. changed its name to Sun Life Financial Inc., pursuant to Letters Patent of Amendment. The name change was approved by shareholders at the Company’s Annual Meeting on June 4, 2003. The name of the Company’s principal insurance operating company, Sun Life Assurance Company of Canada, remains unchanged.

•	On June 4, 2003, immediately following the Company’s Annual Meeting, William W. Stinson, formerly the Lead Director, was appointed Chairman of the Board of Directors for both Sun Life Financial Inc. and Sun Life Assurance Company of Canada. Donald A. Stewart will continue as Chief Executive Officer and as an ongoing member of the two Boards. At the Company’s Annual Meeting, the shareholders approved the change in the election term of Directors from rotating three-year terms to an annual election.

•	In the Management Information Circular dated June 4, 2003, the Company announced its decision to eliminate the distribution of stock options to Directors as well as the establishment of Restricted Share Unit Plans (RSUs) for senior executives as a form of compensation.

Sun Life Financial/Second Quarter Earnings	Page 14

•	On May 27, 2003, Sun Life Financial U.S. announced the launch of its Secured Returns principal protection rider to complement its variable annuity product line-up. Secured Returns is designed to guarantee the principal of a client’s investment regardless of how the underlying investment options perform, and lets investors choose either a Guaranteed Minimum Accumulation Benefit (GMAB) or a Guaranteed Minimum Withdrawal Benefit (GMWB).

•	On April 18, 2003, the Company’s joint venture operation in China launched its par retirement and par whole life endowment products. The par whole life product is the first of its kind to be offered in Tianjin.

•	On June 9, 2003, the Company launched Annuity 100 in Hong Kong, an investment-linked life insurance product with an annuity option. Annuity 100 is the first plan of its kind in Hong Kong that offers investment-linked savings coupled with retirement payment options.

SUN LIFE FINANCIAL

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2003, the Sun Life Financial group of companies had total assets under management of CDN $342.2 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

This press release contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

NOTE TO EDITORS: All figures shown in Canadian dollars unless otherwise noted. Exchange rates used by the Company for balance sheet purposes, as at June 30, 2003, were as follows:

1 USD = $1.34
1 GBP = $2.25

Media Contact:
John Vincic
416-979-6070

Investor Relations Contact:
Tom Reid
416-204-8163
Web site: www.sunlife.com

Sun Life Financial/Second Quarter Earnings	Page 15

SUN LIFE FINANCIAL INC.
COMPARATIVE HIGHLIGHTS — 2003 vs. 2002
(unaudited)
(in millions of Canadian dollars unless indicated otherwise)

	For Three Months Ended June 30			For Six Months Ended June 30
	2003	2002	% Change	2003	2002	% Change

Shareholders’ Net Income	366	71	415	709	327	117
Earnings Per Share (dollars)
- Basic	0.60	0.14	329	1.16	0.70	66
- Diluted	0.60	0.14	329	1.15	0.70	64
Shares Outstanding (millions)
- End of Period	606.1	618.2		606.1	618.2
- Basic Weighted Average	610.3	499.2		613.5	465.7
- Diluted Weighted Average	610.3	500.5		613.5	466.6

Return on Shareholders’ Equity	10.3%	2.8%		9.6%	7.4%

Gross Sales and Deposits
Mutual Funds	7,527	8,040	(6)	15,177	17,641	(14)
Managed Funds	7,045	7,726	(9)	12,730	15,770	(19)
Segregated Funds	1,424	1,478	(4)	2,695	2,999	(10)

Revenue
Premium Income	3,435	3,875	(11)	7,099	7,326	(3)
Net Investment Income	1,460	1,136	29	2,849	2,303	24
Fee Income	684	821	(17)	1,389	1,641	(15)

Total Revenue	5,579	5,832	(4)	11,337	11,270	1

	As At June 30			As At Dec. 31
	2003	2002	% Change	2002

Assets Under Management
General Funds	111,555	117,959	(5)	123,452
Segregated Funds	49,746	53,603	(7)	52,755
Other Assets Under Management
Mutual Funds	109,660	130,746	(16)	116,911
Managed Funds and Other	71,215	66,356	7	67,496

Total Assets Under Management	342,176	368,664	(7)	360,614

Total Equity
Participating Policyholders’ Account	71	74		76
Shareholders’ Equity	13,860	13,882		14,833

Total Equity	13,931	13,956		14,909

MCCSR (%)	247	206		230